INDEPENDENT PROXY ADVISORY FIRMS RECOMMEND THAT GALIANO GOLD INC.'S SHAREHOLDERS VOTE FOR ALL RESOLUTIONS AT THE UPCOMING ANNUAL MEETING OF SHAREHOLDERS

Vancouver, British Columbia, May 25, 2022 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce that Institutional Shareholder Services Inc. ("ISS") and Glass Lewis and Co., LLC ("Glass Lewis") have both recommended that Galiano's shareholders vote FOR all the proposed resolutions that will be considered at the Company's annual general meeting of shareholders (the "Meeting") which will held virtually on Thursday June 2, 2022 at 10:00 a.m. (Pacific Time).

ISS and Glass Lewis are two leading independent proxy advisory firms that, among other services, provide voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

Galiano Gold Inc.'s Annual General Meeting of Shareholders

The Meeting will be held online at https://meetnow.global/MG2NTNZ for the following purposes:

1. To elect directors of the Company for the ensuing year;

2. To appoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

3. To authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation.

Galiano shareholders are encouraged to read the meeting materials in detail and cast their votes prior to the proxy voting deadline. Copies of the meeting materials are available under Galiano's profile on SEDAR at www.sedar.com  and under the "Investors" section on Galiano's website at www.galianogold.com/investors/annual-meeting

YOUR VOTE IS IMPORTANT -  PLEASE VOTE TODAY

The Board of Directors UNANIMOUSLY recommends that shareholders vote FOR all proposed resolutions that will be considered at the Meeting.

Submit your vote well in advance of the proxy voting deadline at 10:00 a.m. (Pacific Time) on Tuesday May 31, 2022.

How to vote

Galiano shareholders can vote their shares using the following methods:

Voting for Registered Shareholders (shares represented by a physical certificate or DRS Statement)

  Internet - Go to www.investorvote.com, enter your 15-digit control number found on your form of proxy and vote your shares.

  Telephone - Call 1-866-732-8683, enter your 15-digit control number and follow the interactive voice control instructions to vote your shares.

Voting for Non-Registered/Beneficial Shareholders (shares held with a broker, bank or other intermediary)

  Internet - Go to www.proxyvote.com, enter your 16-digit control number found on your voting instruction form and vote your shares.
  Telephone - Call 1-800-474-7493, enter your 16-digit control number and follow the interactive voice control instructions to vote your shares.

Shareholder Questions:

Shareholders who have any questions or require assistance with voting may contact Galiano's proxy solicitation agent:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184

International: +1 416-304-0211 outside Canada and the US

By Email: assistance@laurelhill.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Source: Galiano Gold Inc.

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